FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2019

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

                                                                                                                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 11 March, 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 11 March 2019
Annual Financial Report

Exhibit 99

Unilever PLC ("Unilever")

2018 Annual Financial Report Announcement

Unilever announces that as from today the following documents are available on its website www.unilever.com/investorrelations:

Unilever Annual Report and Accounts 2018

Unilever Annual Report on Form 20-F 2018

A copy of each of the documents listed has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM. A copy of the Unilever Annual Report on Form 20-F 2018 has also been filed with the U.S. Securities and Exchange Commission and is available at: www.sec.gov/edgar.shtml.

Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.

The unaudited 2018 Full Year and Fourth Quarter Results for the year ended 31 December 2018, which were announced on 31 January 2019, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION

PRINCIPAL RISK FACTORS

These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future.

If the circumstances in these risks occur, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

DESCRIPTION OF RISK

BRAND PREFERENCE

As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are changing more rapidly than ever before, and Unilever’s ability to identify and respond to these changes is vital to our business success.

Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands.

We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

PORTFOLIO MANAGEMENT

Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed.

SUSTAINABILITY

The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s vision to grow our business, while decoupling our environmental footprint from our growth and increasing our positive social impact, will require more sustainable ways of doing business.

In a world where resources are scarce and demand for them continues to increase, it is critical that we succeed in reducing our resource consumption and converting to sustainably sourced supplies.

In doing this we are dependent on the efforts of partners and various certification bodies. We are also committed to improving health and well-being and enhancing livelihoods around the world so Unilever and our communities grow successfully together. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

CLIMATE CHANGE

Climate changes and governmental actions to reduce such changes may disrupt our operations and/or reduce consumer demand for our products.

Climate changes are occurring around the globe which may impact our business in various ways. They could lead to water shortages which would reduce demand for those of our products that require a significant amount of water during consumer use. They could also lead to an increase in raw material and packaging prices or reduced availability. Governments may take action to reduce climate change such as the introduction of a carbon tax or zero net deforestation requirements which could impact our business through higher costs or reduced flexibility of operations.

Increased frequency of extreme weather (storms and floods) could cause increased incidence of disruption to our manufacturing and distribution network. Climate change could result therefore in making products less affordable or less available for our consumers resulting in reduced growth and profitability.

PLASTIC PACKAGING

A reduction in the amount of plastic and an increase in the use of recyclable content in our packaging is critical to our future success.

Both consumer and customer responses to the environmental impact of plastic waste and emerging regulation by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use; increase recycling post-consumer use; and to source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructures throughout the globe.

Not only is there a risk around finding appropriate replacement materials, due to high demand the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. We could also be exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations which would again impact our profitability and reputation.

CUSTOMER RELATIONSHIPS

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology-enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers.

TALENT

A skilled workforce and agile ways of working are essential for the continued success of our business.

Our ability to attract, develop and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

SUPPLY CHAIN

Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

Changes in trade relationships between Europe and the UK as a result of Brexit could give rise to both a supply and cost issue.

SAFE AND HIGH QUALITY PRODUCTS

The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

SYSTEMS AND INFORMATION

Unilever’s operations are increasingly dependent on IT systems and the management of information.

The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase. Such an attack could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy.

BUSINESS TRANSFORMATION

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions, disposals and organisational transformation, to drive continuous improvement in our business and to strengthen our portfolio and capabilities. A number of key projects were announced in 2017 to accelerate sustainable shareholder value creation. Failure to execute such initiatives successfully could result in under-delivery of the expected benefits and there could be a significant impact on the value of the business.

Continued digitalisation of our business models and processes together with enhancing data management capabilities is a critical part of our transformation. Failure to keep pace with such technological change would signiﬁcantly impact our growth and proﬁtability.

ECONOMIC AND POLITICAL INSTABILITY

Unilever operates around the globe and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations.

Adverse economic conditions may affect one or more countries within a region, or may extend globally.

Government actions such as foreign exchange or price controls can impact on the growth and profitability of our local operations.

Unilever has more than half its turnover in emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility.

TREASURY AND PENSIONS

Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

The relative values of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

ETHICAL

Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever’s corporate reputation and business results.

LEGAL AND REGULATORY

Compliance with laws and regulations is an essential part of Unilever’s business operations.

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, data privacy, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion & Profit Shifting project and further potential tax reform in the EU and Switzerland.

RELATED PARTY TRANSACTIONS

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2018	€ million 2017
Trading and other balances due from joint ventures	121	124
Trading and other balances due from/(to) associates	-	-

JOINT VENTURES
Sales by Unilever group companies to Unilever FIMA, LDA (formerly known as Unilever Jerónimo Martins) and Pepsi Lipton joint ventures were €107 million and €65 million in 2018 (2017: €117 million and €65 million) respectively. Sales from Unilever FIMA, LDA and from Pepsi Lipton joint ventures to Unilever group companies were €83 million and €51 million in 2018 (2017: €68 million and €65 million) respectively. Royalties and service fee paid by Unilever FIMA LDA to Unilever group companies were €16 million (2017: €17 million). Balances owed by/(to) Unilever FIMA, LDA and Pepsi Lipton joint ventures at 31 December 2018 were €127 million and €(6) million (2017: €130 million and €(6) million) respectively.

ASSOCIATES
Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects.

Langholm Capital II was launched in 2009. Unilever has invested €62 million in Langholm II, with an outstanding commitment at the end of 2018 of €13 million (2017: €17 million). During 2018, Unilever received €0.3 million (2017: €10 million) from its investment in Langholm Capital II.

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

●
The Unilever Annual Report and Accounts 2018, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
●
The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
●
The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Name	Function
Marijn Dekkers Youngme Moon Graeme Pitkethly Nils Andersen Laura Cha Vittorio Colao Judith Hartmann Andrea Jung Mary Ma Strive Masiyiwa John Rishton Feike Sijbesma
Chairman
Vice-Chairman and Senior Independent Director
Chief Financial Officer
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

Safe Harbour

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever’s business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

11 March 2019.